SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Concord Fabrics Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.50 per share
                 Class B Common Stock, par value $.50 per share
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                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
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                                 (CUSIP Number)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-1800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 4, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                                 SCHEDULE 13D
--------------------------                         ---------------------------
CUSIP No._______                                   Page _____ of _____ Pages
--------------------------                         ---------------------------

================================================================================
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                               Concord Merger Corp.
================================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                      (b) |_|
================================================================================
3             SEC USE ONLY

================================================================================
4             SOURCE OF FUNDS*

              SC, BK
================================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
================================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
================================================================================
              7     SOLE VOTING POWER
  NUMBER OF
   SHARES     1,168,699 shares of Class A Common Stock.
BENEFICIALLY  1,112,799 shares of Class B Common Stock.
  OWNED BY    ==================================================================
    EACH      8     SHARED VOTING POWER
  REPORTING
 PERSON WITH  0
              ==================================================================
              9     SOLE DISPOSITIVE POWER

              1,168,699 shares of Class A Common Stock.
              1,112,799 shares of Class B Common Stock.
              ==================================================================
              10    SHARED DISPOSITIVE POWER

              0
================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,168,699 shares of Class A Common Stock.
              1,112,799 shares of Class B Common Stock
================================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXLUDES CERTAIN
              SHARES*     |_|
================================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              53.9% of Class A Common Stock.
              77.0% of Class B Common Stock.
================================================================================
14            TYPE OF REPORTING PERSON*

              HC
================================================================================
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!.


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

Item 1. Security and Issuer.

            This statement relates to shares of the Class A Common Stock, par value $.50 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $.50 per share (the "Class B Common Stock," and collectively with the Class A Common Stock, the "Common Stock"), of Concord Fabrics Inc., a Delaware corporation (the "Company"). The Company's principal executive office is at 1359 Broadway, New York NY, 10018.

Item 2. Identity and Background.

            (a)-(d) This statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Concord Merger Corp., a Delaware corporation ("Merger Corp.").

            Merger Corp. is a newly incorporated Delaware corporation organized in connection with the tender offer by Merger Corp. for all of the shares of the Company (the "Offer") and the ensuing merger between Merger
Corp. and the Company (the "Merger") and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Merger Corp. are located at 1359 Broadway, New York, New York 10018.

            Until immediately prior to the time that Merger Corp. will purchase Shares pursuant to the Offer, it is not anticipated that Merger Corp. will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Following the merger between Merger Corp. and the Company (as described in Item 4), its principal business will be development, designing and producing, in its own facility and through unaffiliated contractors, woven and knitted fabrics of actual and synthetic fibers in a wide variety of color and patterns for sale to manufacturers (primarily of home furnishings and apparel) and to retailers (including chains, department stores, and independently owned fabric stores) for resale to the home sewing market. All of Merger Corp.'s directors and executive officers are citizens of the United States. A list of Merger Corp.'s executive officers and directors, their addresses and their principal occupation or employment is noted below:

            Alvin Weinstein
            c/o Concord Fabrics Inc.
            1359 Broadway
            New York, NY  10018
            Chairman of the Board of Directors of Concord Fabrics, Inc. Chairman of the Board of Directors of Merger Corp.

            David Weinstein
            c/o Concord Fabrics Inc.
            1359 Broadway
            New York, NY  10018


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

            President of the Concord House Division of Concord Fabrics, Inc. Vice President of Merger Corp.

            Joan Weinstein
            c/o Concord Fabrics Inc.
            1359 Broadway
            New York, NY  10018
            Secretary of Concord Fabrics, Inc.
            Secretary of Merger Corp.

            Earl Kramer
            c/o Concord Fabrics Inc.
            1359 Broadway
            New York, NY  10018
            President of Concord Fabrics, Inc.
            President of  Merger Corp.

            (e) During the last five years, neither Merger Corp. nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (f) During the last five years, neither Merger Corp. nor any of its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in that person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer (the "Continuing Shareholders") each contributed all of their shares of Common Stock to Merger Corp. in exchange for class A common stock, par value $.01 per share, and/or class B common stock, par value $.01 per share, of Merger Corp. No funds were involved in forming Merger Corp. All of the Continuing Shareholders, except Earl Kramer, have beneficially owned their Common Stock for at least ten years. Earl Kramer acquired 50,000 shares of Common Stock through the exercise of stock options in January of 1999 at the exercise price of $3 per share. He acquired the remainder of his stock through the exercise of options in 1996.

Item 4. Purpose of Transaction.

The Merger Agreement

      Hereto following is a summary of the Merger Agreement, a copy of which is filed hereto


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

as an exhibit. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. Capitalized terms used in this Item 4 but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

      The Offer. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Merger Corp. will commence the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Merger Corp.'s intention to commence the Offer. The obligation of Merger Corp. to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in the Offer. Merger Corp. has agreed that no change in the Offer may be made which waives the Minimum Condition, and no change may be made which decreases the price per Share payable in the Offer, which changes the form of consideration, which reduces the maximum number of Shares to be purchased in the Offer, which makes changes to the Offer which are otherwise adverse to the Company or the Public Shareholders or which imposes conditions to the Offer in addition to those set forth in Section 16 hereof without the prior consent of the Company.

      The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Merger Corp. shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Corp. will cease and the Company will continue as the Surviving Corporation of the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Corp., the Company or holders of any Shares, (a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, or owned by Merger Corp., any Affiliate of Merger Corp. or any direct or indirect subsidiary of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be canceled and converted automatically into the right to receive $7.875 in cash (the "Merger Consideration") payable, after reduction for any required Tax withholding, without interest, to the holder of such Share upon surrender, in the manner provided in the Letter of Transmittal, of the certificate that formerly evidenced such Share; (b) each Share held in the treasury of the Company and each Share owned by Merger Corp., any Affiliate of Merger Corp. or any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution will be made with respect thereto; and (c) each share of Class A Common Stock, par value $.01 per share, of Merger Corp. issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Class A Common Stock, par value $.50 per share, of the Surviving Corporation, and each share of Class B Common Stock, par value $.01 per share, of Merger Corp. issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Class B Common Stock, par value $.50 per share, of the Surviving Corporation.


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

      The Merger Agreement provides that the directors of Merger Corp. immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of the Company restated in the form attached to the Merger Agreement will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of the Company, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

      The Merger Agreement provides that each Company Stock Option outstanding at the Effective Time under the Company Stock Option Plan shall be canceled by the Company immediately prior to the Effective Time, and each holder of a canceled Company Stock Option shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for the cancellation of such Company Stock Option an amount equal to the product of (i) the number of Shares previously subject to such Company Stock Option, and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Shares previously subject to such Company Stock Option, which shall be paid in cash, after reduction for applicable tax withholding.

      The Merger Agreement provides that notwithstanding any provision of the Merger Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with
Section 262 of Delaware Law shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in the Merger Agreement of the certificate or certificates that formerly evidenced such Shares.

      Agreements of Merger Corp. and the Company. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). The Merger Agreement also provides that subject to its fiduciary duties under applicable law as advised by independent counsel, if the Minimum Condition shall not have been satisfied and such condition shall have been waived by Merger Corp., at the Stockholders' Meeting, Merger Corp. will cause all Shares then owned by it and the Shares under its control to vote in favor of the Merger.

      The Merger Agreement provides that, notwithstanding the preceding paragraph, in the event that Merger Corp. shall acquire at least 90 percent of the then outstanding Shares, subject to certain conditions, Merger Corp. and the Company agree, at the request of Merger Corp., to take all necessary and appropriate action to cause the Merger to become effective in accordance with
Section 263 of Delaware Law as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders.

      The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file an information or proxy statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission") under the Exchange Act, and use best efforts to have the Proxy Statement cleared by the Commission. Merger Corp. and the Company will cooperate with each other in the preparation of the Proxy Statement, and the Company will notify Merger Corp. of the receipt of any comments of the Commission with respect to the Proxy Statement.

      The Merger Agreement further provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article Eighth of the Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

      The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of ten years after the date hereof.

      The Merger Agreement provides that the Surviving Corporation shall use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this provision: for the period beginning at Effective Time and ending three years thereafter, more than an amount per year equal to 300% of current annual premiums (the "Current Annual Premiums") paid by the Company for such insurance, and (ii) for the period


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

beginning on the third anniversary of the Effective Time and ending three years thereafter, more than an amount per year equal to 200% of the Current Annual Premiums.

      The Merger Agreement provides that Merger Corp. will use its reasonable best efforts to obtain the financing required to obtain the necessary financing for the Merger and Tender Offer on terms and conditions no less favorable to Merger Corp. than those described in the Chase Commitment Letter, which is attached as an exhibit hereto. The Company will cooperate with, and use its reasonable best efforts to assist, Merger Corp. in obtaining such financing. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger.

      In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

      Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to organization and qualification, capitalization, authority to enter into the transactions contemplated by the Merger Agreement, no conflicts between the Merger Agreement and the Company's organizational documents and contracts or any laws and the absence of required filings and consents.

      Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law and the Certificate of Incorporation of the Company;
(b) no United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Merger Corp. or any of its Affiliates illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions; and (c) Merger Corp. or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that, with certain limitations, this condition may be waived by Merger Corp.

      Termination: Fees and Expenses. The Merger Agreement provides that it may be


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

terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the
Company: (a) by mutual written consent duly authorized by the Board of Directors of Merger Corp. and the Board of Directors of the Company; (b) by either Merger Corp. or the Company if (i) the Effective Time shall not have occurred on or before November 30, 1999; provided, however, that the right to terminate this Agreement under this clause; (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or (iii) any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Merger Corp. if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition listed in
Section 14 herein, Merger Corp. shall have (A) failed to commence the Offer within 5 Business Days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 calendar days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Merger Corp. to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by Merger Corp. of any material representation or warranty of it contained in the Merger Agreement; or
(ii) prior to the Purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Merger Corp. or its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board, if (i) Merger Corp. shall have (A) prior to the date by which it is required to commence the Offer, failed to furnish the Company with an executed commitment letter of a financial institution evidencing its commitment, subject to customary conditions, to provide the financing referred to in the Financing Condition,(B) failed to commence the Offer within 5 Business Days following the date of the Merger Agreement, (C) terminated the Offer without having accepted any Shares for payment thereunder or (D) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Merger Corp. its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination, business combination with, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing (a "Company Board Termination").

      In the event of the termination of the Merger Agreement, the Merger Agreement provides


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

that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except; (i) under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination; and (ii) nothing in the Merger Agreement shall relieve any party from liability or any willful breach thereof.

      If the Merger Agreement is terminated pursuant to a Company Board Termination and Merger Corp. is not in material breach of its material covenants and agreements contained in the Merger Agreement or its representations and warranties contained in the Merger Agreement, the Company shall, reimburse Merger Corp. (and its stockholders and Affiliates) not later than one Business Day after submission of statements therefor for all out-of-pocket expenses and fees up to $1 million in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees of counsel, accountants, experts and consultants to Merger Corp. (and its stockholder and Affiliates, and all printing and advertising expenses) actually incurred or accrued by it or on its behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Merger Corp. in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto (all the foregoing being referred to herein collectively as the "Expenses").

      Except as set forth in the Merger Agreement, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

      The Merger Agreement provides that in the event that the Company shall fail to pay any Expenses when due, the term "Expenses" shall be deemed to include the costs and expenses actually incurred or accrued by Merger Corp. (and its stockholders and Affiliates) (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of
Section 7.03 of the Merger Agreement, together with interest on such unpaid Expenses, commencing on the date that such Expenses became due, at a rate equal to the rate of interest publicly announced by The Chase Manhattan Bank, from time to time, in the City of New York, as such bank's Base Rate plus 2%.

      The Merger Agreement provides that any action permitted or required to be taken thereunder by the Board of Directors of the Company, including without limitation any termination of the Merger Agreement, any amendment of the Merger Agreement or any waiver thereunder, and any consent, approval or determination permitted or required to be made or given by the Company pursuant to the Merger Agreement, shall be made, taken or given, as the case may be, only with the concurrence, or at the direction, of the Special Committee.


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

      Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for those shareholders of the Company who are also shareholders of Merger Corp. (the "Continuing Shareholders") to become the sole owners of the Company. While the Company would have been able to consummate the Merger through a proxy solicitation to all holders of Shares seeking approval of the Merger, the Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the outstanding Shares and to provide cash to the Public Stockholders of Company for their Shares as promptly as practicable. The Merger Corp. currently intends, as soon as practicable following consummation of the Offer, to propose and seek to consummate the Merger. After consummation of the Offer, the Company may continue to assess various aspects of its business and operations to maximize its strengths in implementing its long-term strategy.

      The purpose of the Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise and to enable the acquisition or cancellation of all other equity interests in the Company. Pursuant to the Merger, each then issued and outstanding Share (other than Dissenting Shares) not owned by Merger Corp. or the Company will be converted into and represent the right to receive an amount in cash equal to the price per Share paid by Merger Corp. pursuant to the Offer. Under Delaware Law, the approval of the Board and the affirmative vote or written consent of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of each class of the Shares. Merger Corp. currently has sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder. Merger Corp. has agreed however that if sufficient Shares are not tendered and purchased pursuant to the Offer to satisfy the Minimum Condition and such condition is waived by Merger Corp., Merger Corp. will vote all Shares owned or controlled by it in favor of the Merger.

      In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its stockholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by Delaware Law. Under Delaware Law, if Merger Corp. acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Corp. will be able to approve the Merger without a vote of the Company's stockholders. In such event, Merger Corp. and the Company have agreed in the Merger Agreement to take, at the request of Merger Corp., all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. If, however, Merger Corp. does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time would be required to effect the Merger.

      The Continuing Shareholders believe that causing the Company to be closely held will:

      o Afford the Public Stockholders an opportunity to dispose of their Common Stock at a premium over the market price of the Common Stock on July 29, 1999, the date the Continuing Shareholders made the Proposal;

      o Enable the Company's management to focus on long-term growth rather than, as most publicly held companies, on short-term results;

      o Provide the Continuing Shareholders with increased flexibility in dealing with matters of succession and estate planning;

      o Afford the Company's management with greater operational flexibility, simplification of the management reporting process and reduction of overhead and compliance costs;

      o Enable the Company to elect to be taxed under the provisions of Subchapter S under the Internal Revenue Code of 1986, as amended (the "Code"), to avoid the double tax on distributions that presently exists on dividends paid by the Company (although each shareholder is taxed on his share of the Company's income whether or not it is distributed);

      o Reduce costs associated with publishing and distributing to its shareholders annual and quarterly reports and proxy statements, which the Purchaser estimate will result in annual savings to the Company of approximately $_______, since the Company will no longer be subject to the proxy solicitation rules under the Exchange Act.

      No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger
v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and


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

otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration.

      In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Phillip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief maybe available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

      Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted. Other than as described herein, the Continuing Shareholders do not have any present plans or proposals which relate to or would result prior to the Merger in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary, a sale or transfer of a material amount of assets of the Company or any subsidiary to a third party, any change in the present capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Board. However, the Continuing Shareholders intend, from time to time, to evaluate and review the Company's business, operations, properties, management and other personnel, corporate structure and capitalization, and to make such changes as are deemed appropriate under the circumstances. The Continuing Shareholders also intend to continue to explore joint ventures and other opportunities to expand the Company's business. In that regard, the Continuing Shareholders, after consummation of the Offer and the Merger, may review proposals or may propose the acquisition or disposition of assets or other changes in the Company's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interests of the Company and its then shareholders. The Company and the Continuing Shareholders anticipate that the indebtedness to be incurred in connection with the Offer and the Merger will be repaid primarily with cash on hand or with cash generated from the operations of the business of the Company or a subsequent refinancing. However, subject to the terms of the debt financing and market and other conditions, the Company may, in the future, consider such other means of repaying such indebtedness as the Company and the Continuing Shareholders may determine in their sole and absolute discretion.

      If the Merger is consummated, the Continuing Shareholders currently intend to cause the Company to change the Company's fiscal year to a calendar year and to elect to be taxed under the provisions of Subchapter S of the Code commencing with the fiscal year 2000. The Shareholders Agreement contemplates that distributions will be made to the then shareholders of the Company in order to enable them to pay income taxes to be borne by them as a result of that


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

election.

Item 5. Interest in Securities of the Issuer.

            (a) Merger Corp. currently owns 1,168,699 shares of Class A Common Stock, constituting 53.9% of such shares and 1,112,799 shares of Class B Common Stock constituting 77.0% of such shares. No officers or directors of Merger Corp. own of record any shares of the Company. However, certain officers and directors of Merger Corp. beneficially own shares of Class A Common Stock, due to the fact that such officer and director holds options to purchase shares of Class A Common Stock. The number of shares beneficially owned by each of them is set forth in the chart below.

                   ---------------------------------------------------------
                                                          Number    Percent
                   Name                                  of Shares  of Class
                   ---------------------------------------------------------
                   Alvin Weinstein,
                      Chairman of the Board of Merger
                      Corp. and of the Company            40,000      1.8
                   ---------------------------------------------------------
                   David Weinstein,
                      Vice President of Merger Corp.
                      and President of the Concord
                      House Division of the Company       60,000      2.7
                   ---------------------------------------------------------

                  Jonathan Weinstein and Peter Weinstein could be determined to be controlling shareholders or members of a control group of Merger Corp. They do not currently beneficially own shares of the Company, as they contributed all of their shares to Merger Corp. on July 29, 1999.

            (b) Merger Corp. holds the sole power to vote all of its shares of the Company. Alvin Weinstein, by virtue of his ownership of a majority of the stock of Merger Corp., can direct the vote of Merger Corp.'s shares of the Company.

            (c) The Continuing Shareholders, on July 29, 1999, contributed all of their shares of Common Stock to Merger Corp. in exchange for shares of stock of Merger Corp. (one share of Merger Corp. per share of the Company). The transaction took place at Concord Fabrics Inc., 1359 Broadway, New York, New York 10018. The actual number of shares contributed by each Continuing Shareholder was:

                  Alvin Weinstein:    1,619,770 shares of Class A Common Stock.
                  Joan Weinstein:     120,000 shares of Class A Common Stock.
                  David Weinstein:    154,576 shares of Class A Common Stock.
                  Earl Kramer:        78,000 shares of Class A Common Stock.
                  Peter Weinstein:    70,113 shares of Class A Common Stock.


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

                                      84,463 shares of Class B Common Stock.
                  Jonathan Weinstein: 70,113 shares of Class A Common Stock.
                                      84,463 shares of Class B Common Stock.

                   No other transaction in Common Stock was effected by any persons named in Item 2 within the last 60 days.

            (d)   None.

            (e)   None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Shareholders' Agreement. Merger Corp. and each of the Continuing Shareholders are parties to a shareholders' agreement dated July 29, 1999 (the "Shareholders' Agreement") which restricts the transfer of any shares of the capital stock of Merger Corp. owned by the Continuing Shareholders by requiring that any of them who wishes to sell or transfer any such shares to a third party first offer the shares to Merger Corp. and then to other signing stockholders at the price offered by the third party. There are certain exceptions to the transfer restrictions for gifts and transfers to other shareholders of Merger Corp. or to family members of the transferring shareholder and for sales in an underwritten public offering.

      The Shareholders' Agreement provides that, upon the bankruptcy of a holder of shares of Merger Corp. or the attachment of any such shares, the holder thereof is deemed to have offered to sell such shares to Merger Corp. for a price equal to the fair market value of such shares. The Shareholders' Agreement also provides for (i) mandatory repurchases of shares by Merger Corp. upon the death of a shareholder and (ii) the mandatory repurchase by Merger Corp. and sale by Earl Kramer of the shares of Merger Corp. held by Mr. Kramer upon his termination or retirement from Merger Corp., his disability for a period of at least six months or the sale of the Knit Division of the Company, in each case at a price equal to the book value of such shares as of the end of the month in which the event giving rise to such repurchase occurs. Under the Shareholders' Agreement, Alvin Weinstein and Joan Weinstein may require Merger Corp. to purchase in five equal annual installments the shares of Merger Corp. owned by each of them at a price equal to the book value of such shares as of the end of the month immediately preceding the Merger beginning on or any time after the third anniversary of the date of the Shareholders' Agreement. Alvin Weinstein and/or Joan Weinstein may require Merger Corp. to accelerate such repurchase upon the sale of either the Knit Division or the Concord House Division of the Company. The Shareholders' Agreement also grants to Alvin Weinstein (and under some circumstances Joan Weinstein and David Weinstein) the right to require the other holders to sell their shares in connection with the sale of Merger Corp. as a going concern. The Shareholders' Agreement grants certain registration rights to the holders of shares of Merger Corp.. Holders of shares of Merger Corp. are also entitled to pre-emptive rights under the Shareholders'

Agreement.

      The parties to the Shareholders' Agreement have agreed to elect to treat Merger Corp. as an "S corporation" for Federal income tax purposes and have agreed that Merger Corp. shall pay dividends to the then shareholders of Merger Corp. in order to enable them to pay income taxes to be borne by them as a result of that election.

      If the Merger is consummated, the Company as the Surviving Corporation shall by operation of law become a party to the Shareholders' Agreement and the shares of capital stock of the Company which will then be held by the Continuing Shareholders shall be subject to, and the Continuing Shareholders shall be bound by and entitled to the benefits of, the Shareholders' Agreement. The Merger Agreement, a contract between the person described in Item 2 regarding the securities of the issuer, is described in Item 4 hereof.

Item 7. Material to be Filed as Exhibits.

            See Exhibits attached hereto.

            (a) Form of Commitment Letter from the Chase Manhattan Bank to Alvin Weinstein, Joan Weinstein and David Weinstein, dated July 26, 1999.

            (b) Form of Agreement and Plan of Merger, dated as of July 29, 1999, between Merger Corp. and the Company.

            (c) Form of Shareholders Agreement, dated July 29, 1999, among Alvin Weinstein, Joan Weinstein, David Weinstein, Peter Weinstein, Jonathan Weinstein and Earl Kramer.


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

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        August 4, 1999
                                               --------------------------------
                                                            (Date)

                                                       /s/ Earl Kramer
                                               --------------------------------
                                                          (Signature)

                                                           President
                                               --------------------------------
                                                       (Name and Title)


17